

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

<u>Via E-mail</u>
Sanjay Arora
Chief Executive Officer
Terrapin 3 Acquisition Corporation
590 Madison Avenue, 35th Floor
New York, New York 10022

> **Re: Terrapin 3 Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed June 23, 2014**
> **File No. 333-196980**

Dear Mr. Arora:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please reinsert the table of contents. See Item 502(a) of Regulation S-K.

2. We note your response to prior comment 3 in our letter dated June 17, 2014. However, due to Macquarie's sole discretion, the "contingent forward purchase agreement" appears to be an option to buy, not a binding contract. As the term may confuse investors, please revise to avoid characterizing the arrangement as a forward purchase agreement or revise to prominently state that it is non-binding.

Prospectus Cover Page

3. We note your response to prior comment 4. However, your disclosure is still dense and difficult to read. Please revise and confirm that the type-size on the cover page is the same as used throughout the prospectus. See Rule 420 of Regulation C.

General, page 2

Track Record of Our Management Team, page 2

4. We note your response to prior comment 6. In an appropriate location in the filing, please revise to disclose the benefits received by Mr. Leight in connection with the other previous blank check companies with which he was associated.

The Offering, page 8

Conditions to completing our initial business combination, page 16

5. We note your response to prior comment 7. Please describe the agreement among sponsors in an appropriate location in the filing and file it as an exhibit.

Risk Factors, page 29

The grant of registration rights . . ., page 41

6. We note your response to prior comment 9. Please also revise to clarify that Macquarie will have registration rights for the securities underlying the "contingent forward purchase contract."

Use of Proceeds, page 60

7. We note your response to prior comment 10. Please revise to disclose the information in your response in this section and on page 119.

Certain Relationships and Related Party Transactions, page 118

8. We note your response to prior comment 14. Please revise to summarize the audit committee's policies and procedures for review and approval of related person transactions.

9. We note your response to prior comment 15. Please describe in greater detail the terms of the letter agreement regarding the investment banking right of first refusal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, at (202) 551-3727, or Rufus Decker, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or Brigitte Lippmann, at (202) 551-3713, with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
      Ellenoff Grossman & Schole LLP